Exhibit 99.1

Diversified Energy Achieves Strong Quarterly Results and Raises 2025 Financial Guidance

 Robust Cash Flow Generation Driven by Increased Scale, Operational Synergies, and Asset Optimization Strategy

Improved Leverage Year-to-Date by Approximately 20% and Within Target Range

Returned a Record ~$146 million to Shareholders Through Dividends and Repurchases Year to Date, Further Validating Cash Generative Business Model

Diversified Energy Company PLC (“Diversified”, "DEC" or the “Company”)  (LSE: DEC, NYSE: DEC) is pleased to announce the following operational and financial results for the quarter ended September 30, 2025.

Third Quarter 2025 Results

•	Production exit rate(a): 1,144 MMcfepd (191 Mboepd)
o	Average production: 1,127 MMcfepd (188 Mboepd)
o	Production volume mix (natural gas, NGLs, oil): 74% / 13% / 13%
•	Total Revenue (including settled hedges)(d): $500 million
•	Operating Cash Flow: ~$166 million
•	Adjusted EBITDA(b): ~$286 million; Record quarterly result
•	Adjusted Free Cash Flow(c): ~$144 million after ~$9 million of nonrecurring costs
•	Revenue per unit(d): $4.82/Mcfe ($28.92/Boe)
•	Adjusted cost per unit(e): $2.08/Mcfe ($12.48/Boe)
•	2025 Guidance: Raised Adjusted EBITDA ~7% and Adjusted Free Cash Flow ~5%

Strong Financial and Operational Metrics

	3Q25	3Q24	YoY % Change	9mo Ended Sep. 30, '25	9mo Ended Sep. 30, '24	YoY % Change
Production (Mmcfe/d)	1,127	829	36%	1,048	774	35%
Production volume mix
Natural gas	74%	84%		76%	84%
NLGs	13%	12%		13%	12%
Oil	13%	3%		11%	3%
Total Revenue(d) (millions)	$500	$244	105%	$1,304	$692	88%
Adj. EBITDA(b) (millions)	$286	$115	149%	$704	$333	111%
Adj. FCF(c) (millions)	$144	$56	157%	$296	$158	87%

Financial Strength and Shareholder Returns

•	3Q25 dividend: $0.29 per share declared
•	Shareholder returns: Over $146 million returned YTD via dividends and repurchases(f)
•	Share repurchases: ~5.1 million shares repurchased YTD (~7% of current outstanding shares), totaling ~$61 million(f)
•	Liquidity: ~$440 million consisting of undrawn credit facility capacity and unrestricted cash

•	Leverage ratio: 2.4x Net Debt to Adjusted EBITDA; ~20% improvement from YE2024
•	Consolidated debt consists of ~70% in non-recourse, amortizing ABS notes
•	ABS debt reduction: retired ~$203 million in principal during first three quarters of 2025

Strategic Execution and Transformational Growth

Mountain State Plugging Fund & Next LVL Energy

•
Groundbreaking partnership to establish the nation’s FIRST financial assurance fund dedicated  to retirement of DEC owned wells (~21,000) in the state of West Virginia. Since establishment of DEC's well service company, Next Level Energy in 2022, Diversified has retired ~1,200 wells

Canvas Energy Acquisition

•	Highly synergistic with significant operational overlap in DEC’s core Oklahoma operating area
•	Tangible opportunity for portfolio optimization potential from undeveloped acreage and added highly valuable, multi-decade cash generating reserves
•	Utilizing Carlyle strategic funding partnership and on track to close in 4Q 2025

Oil & Gas Methane Partnership (OGMP) Achievement
•	Gold Standard Reporting and marks fourth consecutive year of recognition for protocol based on a comprehensive, measurement-based framework for methane detection and mitigation

Unlocking Value Through Portfolio Optimization

•	Portfolio Optimization Program ("POP")
o	Realized an additional ~$74 million from non-core asset and leasehold divestitures in 3Q, bringing year-to-date proceeds up to ~$144 million

•	Appalachian Compressor Station
o	$500,000 margin-enhancing acquisition, which was identified and integrated by our field team, has lead to over $3 million per year in run-rate cost savings including incremental CMM credits

Rusty Hutson, Jr., CEO of Diversified, commented:

“I am very pleased to report that our year-to-date results have exceeded our plans and our teams have continued to perform with operational focus and excellence. Our growing portfolio of high-quality assets continued to deliver exceptional results this quarter, generating a year-over-year increase of approximately 105% in revenue(d) and 157% in free cash flow(c), demonstrating Diversified’s ability to generate substantial value in volatile markets. This performance reflects the strength of our business model, the disciplined approach to acquire assets, the commitment to our optimization strategy, the consistency of our operational execution, and our ability quickly and efficiently integrate acquisitions to capture synergies and enhance margins.

Importantly, we also delivered on our leverage target goal ahead of schedule, ending the quarter with a net debt-to-adjusted EBITDA leverage ratio of approximately 2.4x. Significant strategic work over the last few years has built us into a company with higher growth prospects, a robust cash flow profile, and solid footing to deliver on our capital allocation framework. This progress has enabled us to strengthen our commitment to shareholders with a record year-to-date return of capital through dividends and share repurchases of approximately seven percent of our current shares outstanding.

The strength of our underlying business, our strategy, and our capabilities, coupled with our strategic partnership with the Carlyle Group, has allowed us to execute our disciplined inorganic growth through an accretive acquisition strategy with the recently announced agreement to purchase Canvas Energy.  We believe the strong fit with our existing Oklahoma assets, our differentiated scale, and vertical integration will drive attractive financial returns. Our established acquisition integration playbook, the execution of which allowed us to complete both field-level and corporate-level integration of Maverick ahead of schedule, creates high confidence in our ability to execute the integration of Canvas.  We remain well-positioned with strong liquidity and further balance sheet optionality for a robust funnel of potential high-quality opportunities.

Looking ahead, given our momentum on synergy capture, numerous portfolio optimization opportunities, and strong third-quarter performance, we are raising our financial guidance ranges for fiscal year 2025 for both adjusted EBITDA and Free Cash Flow. In addition, we continued to believe that our proposed redomestication to the United States and the change in our primary listing to the New York Stock Exchange, which includes full SEC reporting for domestic issuers beginning with year-end 2025 results, will offer several potential benefits that are in the best interest of all shareholders.

With outstanding performance across our platform, Diversified is well-positioned to thrive as a proven portfolio manager of cash generating energy assets in today’s evolving corporate landscape. We are proud to be the Right Company at the Right Time, delivering essential energy while creating long-term value for all stakeholders.”

Operations and Finance Update

Production

The Company recorded exit rate production in September 2025 of 1,144 MMcfepd (191 Mboepd)(b) and delivered 3Q25 average net daily production of 1,127 MMcfepd (188 Mboepd). Net daily production for the quarter continued to benefit from Diversified’s peer-leading, shallow decline profile.

Margin and Total Cash Expenses per Unit

Diversified delivered 3Q25 per unit revenues of $$4.82/Mcfe ($28.92/Boe) and Adjusted EBITDA Margin(a) of 66% (74% unhedged). The Company’s per unit expenses are anticipated to improve as the Company implements its playbook to achieve sustainable synergies and cost savings.

	3Q25		3Q24
	$/Mcfe	$/Boe	$/Mcfe	$/Boe
Average Realized Price	$3.98	$23.88	$2.94	$17.64
Other Revenue	$0.13	$0.78	$0.14	$0.84
Total Revenue & Divestitures(d)	$4.82	$28.92	$3.20	$19.20

Lease Operating Expense	$1.18	$7.08	$0.77	$4.62
Production taxes	$0.22	$1.32	$0.10	$0.60
Midstream operating expense	$0.20	$1.20	$0.23	$1.38
Transportation expense	$0.26	$1.56	$0.32	$1.92
Total Operating Expense	$1.86	$11.16	$1.42	$8.52
Employees, Administrative Costs and Professional Fees(g)	$0.22	$1.32	$0.28	$1.68
Adjusted Operating Cost per Unit(e)	$2.08	$12.48	$1.70	$10.20
Adjusted EBITDA Margin(b)	66%		48%

Full Year 2025 Outlook

The Company is increasing its previously announced Full Year 2025 guidance following the recently completed quarter. Specifically, Diversified has raised its range on Adjusted EBITDA and increased its target for Adjusted Free Cash Flow.  The table below outlines these adjustments.

	2025 Guidance (Original)	2025 Guidance (Updated)
Total Production (Mmcfe/d)	1,050 to 1,100	1,050 to 1,100
% Liquids	~25%	~25%
% Natural Gas	~75%	~75%
Total Capital Expenditures (millions)	$165 to $185	$175 to $185
Adj. EBITDA(1) (millions)	$825 to $875	$900 to $925
Adj. Free Cash Flow(1) (millions)	~$420	~$440
Leverage Target	2.0x to 2.5x	2.0x to 2.5x
Combined Company Synergies (millions)	~$60	~$60

(1)	Includes the value of completed and anticipated cash proceeds for 2025 land sales.

The Company includes Adjusted EBITDA and Adjusted Free Cash Flow in the Company’s Full Year 2025 Outlook. Adjusted EBITDA and Adjusted Free Cash Flow are non-IFRS financial measures and have not been reconciled to the most comparable IFRS financial measures because it is not possible to do so without unreasonable efforts due to the uncertainty and potential variability of reconciling items, which are dependent on future events and often outside of management’s control and which could be significant. Because such items cannot be reasonably predicted with the level of precision required, we are unable to provide an outlook for the comparable IFRS measures.

Conference Call Details

The Company will host a conference call tomorrow, Tuesday, November 4, 2025, at 8:30 AM EST 1:30 PM GMT to discuss the 3Q25 Results and will make an audio replay of the event available shortly thereafter.

Conference Details

US (toll-free)	1-877-836-0271 / +1 201-689-7805
UK (toll-free)	+44 (0)800 756 3429
Web Audio	https://www.div.energy/news-events/ir-calendarevents
Replay Information	https://ir.div.energy/financial-info

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on acquiring, operating, and optimizing cash generating energy assets. Through our unique differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Footnotes:

(a)          Exit rate includes full month of September 2025 production.

(b)      Adjusted EBITDA represents earnings before interest, taxes, depletion, and amortization, and includes proceeds from divestitures and adjustments for items that are not comparable period-over-period; Adjusted EBITDA Margin represents Adjusted EBITDA as a percent of Total Revenue, Inclusive of Settled Hedges.

(c)         Adjusted Free Cash Flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest, and includes proceeds from divestitures; For more information, please refer to the Non-IFRS reconciliations as set out below.

(d)          Includes the impact of derivatives settled in cash and proceeds from divestitures; For purposes of comparability, excludes Other Revenue of $4 million in 3Q25, $4 million in 3Q24, and Lease Operating Expense of $4 million in 3Q25, $5 million in 3Q24 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(e)          Adjusted Operating Cost represent total lease operating costs plus recurring administrative costs. Total lease operating costs include base lease operating expense, owned gathering and compression (midstream) expense, third-party gathering and transportation expense, and production taxes. Recurring administrative expenses (Adjusted G&A) is a Non-IFRS financial measure defined as total administrative expenses excluding non-recurring acquisition & integration costs and non-cash equity compensation; For purposes of comparability, excludes certain amounts related to Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(f)         Includes the total value of dividends paid and declared, and share repurchases (including Employee Benefit Trust) year-to-date, through August 11, 2025.

(g)         As used herein, employees, administrative costs and professional services represent total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations, business and outlook of the Company and its wholly owned subsidiaries (the “Group”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words "anticipate", "believe", "intend", "estimate", "expect", "may", "will", "seek", "continue", "aim", "target", "projected", "plan", "goal", "achieve", “guidance” and words of similar meaning, reflect the Company's beliefs and expectations and are based on numerous assumptions regarding the Company's present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company's or the Group's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company's or the Group's ability to continue to obtain financing to meet its liquidity needs, the Company’s ability to successfully integrate acquisitions, including the acquired Maverick assets, changes in the political, social and regulatory framework, including inflation and changes resulting from actual or anticipated tariffs and trade policies, in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company's or the Group's actual results to differ materially from the forward-looking statements contained in this announcement, Including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission.

Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. Adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, finance costs, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, gain on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, loss on early retirement of debt, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of the financial covenants under our revolving credit facility; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.

The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA for each of the periods listed:

	Three Months Ended
(In thousands)	September 30, 2025	September 30, 2024
Income (loss) available to ordinary shareholders after taxation	$165,856	$(713)
Finance costs	55,261	39,609
Accretion of asset retirement obligation	13,241	7,878
Other (income) expense(1)	(519)	(207)
Income tax (benefit) expense	(43,987)	86,098
Depreciation, depletion and amortization	95,587	63,304
(Gain) loss on fair value adjustments of unsettled financial instruments	(69,509)	(93,211)
(Gain) loss on oil and gas programme and equipment(2)	58,089	729
Costs associated with acquisitions	4,129	3,317
Other adjusting costs(3)	4,969	4,280
Loss on early retirement of debt	—	1,635
Non-cash equity compensation	2,984	2,359
(Gain) loss on interest rate swap	(35)	(49)
Total adjustments	$120,210	$115,742
Adjusted EBITDA	$286,066	$115,029
Pro forma TTM adjusted EBITDA(4)	$1,021,507	$555,456

(1)	Excludes $0.4 million and $0.2 million in dividend distributions received for our investment in DP Lion Equity Holdco during the three months ended September 30, 2025 and 2024, respectively.

(2)
Excludes $74 million and $11 million in cash proceeds received for leasehold sales during the three months ended September 30, 2025 and 2024, respectively, less $54 million of basis in leasehold sales for the three months ended September 30, 2025.

(3)	Other adjusting costs for the three months ended September 30, 2025 and 2024 were primarily associated with one-time personnel-related expenses and legal fees from certain litigation.

(4)
Includes adjustments for the trailing twelve months ended September 30, 2025 for the Maverick, Summit, Crescent Pass, and East Texas II acquisitions as well as for the trailing twelve months ended September 30, 2024 for the Oaktree acquisition.

Net Debt and Net Debt-to-Adjusted EBITDA

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under our revolving credit facility and our borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, excluding original issuance discounts and deferred finance costs. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted trailing twelve-month EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of the financial covenants under our revolving credit facility.

The following table presents a reconciliation of the IFRS Financial measure of Total Non-Current Borrowings to the Non-IFRS measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

			As of
(In thousands)	September 30, 2025		September 30, 2024		December 31, 2024
Total debt	$2,600,393		$1,697,210		$1,693,242
LESS: Cash and cash equivalents	43,102		9,013		5,990
LESS: Restricted cash(1)(2)	103,673		49,678		46,269
Net debt	$2,453,618		$1,638,519		$1,640,983

Pro forma TTM adjusted EBITDA(3)	$1,021,507		$555,456		$548,570
Net debt-to-pro forma TTM adjusted EBITDA(4)	2.4	x	2.9	x	3.0	x

(1)	Includes adjustments for deferred financing costs and original issue discounts, consistent with presentation on the Statement of Financial Position.

(2)
The increase of restricted cash as of September 30, 2025 and 2024, is due to the addition of $19 million and $31 million in restricted cash for the ABS X Notes and ABS Maverick Notes, respectively, offset by $4 million for the retirement of the ABS I & II notes.

(3)
Includes adjustments the trailing twelve months ended September 30, 2025 for the Maverick, Summit, Crescent Pass, and East Texas II acquisitions as well as for the trailing twelve months ended September 30, 2024 for the Oaktree acquisition.

(4)	Does not include adjustments for working capital which are often customary in the market.

Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following table presents a reconciliation of the IFRS Financial measure of Net Cash from Operating Activities to the Non-IFRS measure of Free Cash Flow for each of the periods listed:

	Three Months Ended
(In thousands)	September 30, 2025	September 30, 2024
Net cash provided by operating activities	$165,672	$102,008
LESS: Expenditures on natural gas and oil properties and equipment	(48,231)	(16,854)
LESS: Cash paid for interest	(47,877)	(38,431)
Free cash flow	$69,564	$46,723
ADD: Proceeds from divestitures	74,006	8,780
Adjusted FCF	$143,570	$55,503

Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful measure because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

	Three Months Ended
(In thousands)	September 30, 2025	September 30, 2024
Total revenue	$388,722	$186,297
Net gain (loss) on commodity derivative instruments(1)	41,505	52,749
Total revenue, inclusive of settled hedges	$430,227	$239,046
Adjusted EBITDA	$286,066	$115,029
Adjusted EBITDA Margin	66%	48%
Adjusted EBITDA Margin, Exclusive Next Level Energy	66%	49%

(1)
Net gain (loss) on commodity derivative settlements represents cash paid or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives, as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.